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                                                               EXHIBIT (a)(5)(B)


                             INTERGRAPH CORPORATION

                                 CONFERENCE CALL

                                OCTOBER 30, 2003

                                     SCRIPT

         Welcome to today's call. I am Gene Wrobel, the Company's Vice President and Treasurer. Also here today is Halsey Wise, the Company's President and Chief Executive Officer ... Larry Laster, the Company's Chief Financial Officer ... and David Lucas, the Company's General Counsel. At this time, I will make a few introductory remarks.

         Hopefully, by now you have seen the Company's press releases on our third quarter results and the tender offer approved by our board of directors that were distributed over Business Wire and the major wire services this morning. For your convenience, both press releases have been posted on our Web site at www.intergraph.com. The replay of this conference call will be available on our website shortly after the conference call ends and is expected to remain available online until October 31, 2004. In addition, the replay can be heard by telephone any time before the close of business November 30, 2003. Call 1-888-568-0136 and refer to reservation #7455615.

         Before we begin, I would like to point out that with regard to the tender offer approved by our board of directors, this conference call is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares. The full details of the offer, including complete instructions on how to tender shares, along with the transmittal forms and


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other information will be mailed to shareholders on or about November 3, 2003.
Shareholders and investors should read carefully the offer to purchase and related materials when they are available because they contain important information. Shareholders and investors may obtain a free copy (when available) of the offer to purchase and other documents that will be filed by Intergraph with the Securities and Exchange Commission at the SEC's web site at www.sec.gov or from the information agent, Georgeson Shareholder Communications, Inc. (212) 805-7000. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

         We intend to file a transcript of this call with the Securities and Exchange Commission on a Form TO. Given the fact that we are filing a transcript following the call, it would be helpful to us if you could speak slowly and clearly so that the transcript will be accurate.

         I'd also like to remind you that statements made during the course of this call that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements made regarding the Company's ability to commence and consummate the anticipated Dutch auction tender offer, the Company's Business Outlook, projections about revenues, operating income levels, margins, and market conditions and their anticipated impact on Intergraph and its vertical business segments; expectations regarding Intergraph's various ongoing litigation proceedings; uncertainties regarding the Company's initiatives to increase operating margins and the results of its forward business planning process; future results and cash flows; information regarding the development, timing of introduction, and performance of new products; and any statements of the plans,


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strategies, and objectives of management for future operations. Forward-looking statements are subject to known or unknown risks and uncertainties (some of which are beyond Intergraph's control) that could cause actual results to differ materially and adversely from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, potential adverse outcomes in our ongoing efforts to protect our intellectual property, including, but not limited to, an overturn on appeal of the ruling in favor of us in our patent infringement action against Intel Corporation, an adverse ruling in our patent infringement action against various original equipment manufacturers ("OEMs"), including Dell Computer Corporation(TM), Gateway Inc.(TM) and Hewlett-Packard Co.(TM), and other ongoing and potential litigation and patent enforcement efforts, including uncertainties associated with potential patent infringement claims against non-domestic OEMs, material changes with respect to our business in one or more vertical units, litigation prospects or the securities markets (including the market for Intergraph common stock), worldwide political and economic conditions and changes, the ability to attract or retain key personnel, increased competition, rapid technological change, unanticipated changes in customer requirements, the ability to enforce and protect Intergraph's intellectual property rights, the ability to access the technology necessary to compete in the markets served, risks associated with doing business internationally, risks associated with various ongoing litigation proceedings, and other risks detailed in our press releases or in our annual, quarterly or other filings with the Securities and Exchange Commission.

         Now I would like to turn the call over to Halsey Wise.


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         Thanks, Gene. Thank you for joining the call. Today marks an important day for Intergraph as we announce progress along three dimensions: (1) third quarter operations, (2) corporate governance, and (3) capitalization. First, let me address the third quarter.

THIRD QUARTER

         For the quarter ended September 30, 2003, Intergraph reported revenue of $133.6 million, operating income of $5.5 million and net income of $12.9 million, which included an $18 million pre-tax settlement of an intellectual property lawsuit. Net income was $.27 per share (diluted). The Company delivered solid results in the quarter as all business units exceeded their forecast for the quarter. Our efforts to improve operating margins resulted in a substantial increase in operating income compared to last quarter and a year ago.

         In the press release, we also noted that our Q4 2003 forecast includes approximately $3.5 million of charges for cost reductions that we have already identified. We are in the early stages of our forward business planning process. As we evaluate our markets and operating performance, we may determine that there are other actions needed to increase our profits.



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CORPORATE GOVERNANCE

         I would also like to comment on the work our Corporate Governance Committee has been doing. The Committee was formed during my second week on the job. It is comprised solely of outside directors. Linda Green serves as the committee's chair. I believe Linda is well qualified to chair this committee and note that she has served on the Alabama State Ethics Commission, a position requiring State Senate confirmation. Our Corporate Governance Committee will be asked to oversee our new Corporate Governance Guidelines, assist the Board to enhance its performance, lead the Board in its annual self-evaluation and to take on other responsibilities delegated by the Board.

         I am very pleased that the Board adopted the Corporate Governance Guidelines, which include director age limits and an annual self-evaluation process for the Board and its committees, and which address the importance of equity-based compensation for directors to further align their interests with those of our shareholders. The complete guidelines are now posted on our website.

         On October 7th we welcomed a new director to the Board, Michael Bills. Michael is the seventh outside director on our nine-person board. He is also a member of the Corporate Governance Committee. I look forward to working with Michael and welcome the expertise in financial matters and the capital markets that he brings to the Board. Also, consistent with the age limits for directors in the new guidelines, we expect one director to retire from the Board when his term expires at next year's annual meeting.


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         In my view, the guidelines effectively articulate a set of core values that will provide the foundation for Intergraph's governance and management systems and its interactions with others going forward. I believe the adoption of these principles is an important symbol of our Board's commitment to achieving business success and enhancing long-term shareholder value. I am particularly pleased that our Board has committed to a self-evaluation of the Board and its committees. I am confident that this process will prove valuable as we work to further strengthen the Board and build shareholder value at Intergraph.

TENDER OFFER

         You are no doubt aware by now that we announced our plans today to purchase up to 10,000,000 shares of our common stock or approximately 22% of the outstanding shares at a price of between $26.00 and $28.00 in a modified Dutch auction tender offer. The tender offer is expected to commence on or about November 3, 2003 and to expire, unless extended, at 12:00 midnight, New York City time, on December 2, 2003.

         The Board has evaluated the Company's expected capital needs, including for ongoing litigation, and available capital resources with the assistance of management and outside advisors, including Goldman, Sachs. We concluded that the Company's cash reserves exceed the amounts we believe are necessary to pursue the Company's current business objectives. We also concluded that it is in the best interest of our shareholders to return cash that we believe is not necessary to pursue the Company's business objectives to our shareholders.


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         We considered several methods to return cash to our shareholders, including supplementing or amending our existing stock repurchase program, a special dividend and a tender offer for our Shares, among others. Ultimately, our Board determined to approve the tender offer because we believe it will be an effective means of returning cash to our shareholders and will result in a more appropriate capital structure for the Company.

         Since inception in late 2001, Intergraph has repurchased shares for approximately $115 million. Assuming the Tender Offer is fully subscribed, through the Tender Offer and the repurchase program, Intergraph will have returned approximately $375-$395 million to shareholders over the past two years.

         The tender offer rules prohibit us from purchasing our common stock other than in the tender offer until 10 business days after the expiration date. Accordingly, our Board has suspended the stock repurchase program for that period of time.

         CONCLUSION

         As you can see, there has been much activity at Intergraph in a short period of time. We are focused intently on improving our operating profits. We remain committed to defending and enforcing our intellectual property. Finally, we are dedicated to operating our business with


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strong corporate oversight and sound governance, as evidenced by our new
Corporate Governance Guidelines, the addition of our seventh outside director and today's announcement of the Dutch auction tender offer.

         With that, I'd like to open the call to questions.

         OPERATOR: Thank you. At this time, if you have a question, please press star 1. If you are using speaker equipment, you may need to lift your handset prior to pressing star 1.

         If you wish to withdraw your question, simply press start 2.

         Once again, that is star 1 if you have a question.

         And your first question comes from Richard Chu from SG Cowen.

         RICHARD CHU: Hi. Ah, good morning.

         HALSEY WISE: Hi, Richard. How are you doing?

         RICHARD CHU: I'm fine. Thank you. Ah, now that you've had a few months to look at EW and Intergraph's competitive position in the market, ah -- and I realize that there's still a lot of, ah, work that you have to do our last quarter, but can you give us a sense


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of how you evaluate the Company's intermediate prospects and competitive prospects, I think, in each of the key businesses and how you think about, ah, profitability potential in each of these as to how shareholders' expectations should be clear, ah, and what it takes to get to this --

         HALSEY WISE: Sure, Richard. As you know, this is approximately week 14 here, but I have spent a fair amount of time with our business units and our managers. Uhm, I'm pleased with the general market positions of our vertical business units. Obviously, each of our four operating units has unique market characteristics, unique margin dynamics, and unique competitive positions.

         On the margin, I'm pleased with the platforms of those -- of where our operating businesses, ah, allow us to do in the future. And, obviously, again, each of them is quite different among. PPO is a highly different category than IPS. IPS is


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different than ISG, et cetera, as you would expect.

         Having said that, I'm, I'm pleased with the competitive position that where we are today. To be sure, I, our Board, and our management team are, are -- do not think that we have an optimal, an optimal operating model at this point in time. And, certainly, we will focus, ah, going forward increasingly so as to how we may make our operating performance perhaps more in line with our peer group.

         RICHARD CHU: Ah, just for, ah, to understand better, I think the dynamics and the end market, how much of your business currently is, ah, federal versus state and local as -- which are distributed through the various sources of government?

         HALSEY WISE: I think, Richard, I think the general range of our total government business is approximately 27 percent to a third of our business.

         RICHARD CHU: And is, ah -- can you quantify


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roughly the expenditures of the federal and, ah, non-federal portion?

         HALSEY WISE: Not really.

         RICHARD CHU: Okay. Now, just a third one and, ah -- question if I could, and I'll, I'll turn it over. You talked about the, ah, restructuring provisions of Q4 that you mentioned --

         HALSEY WISE: Yes.

         RICHARD CHU: Let's hope that's a possibility that you maintain other status. Ah, in your mind, how much of the, the program up ahead is really a function of cost reduction and include efficiencies versus what you think will be driven by top line and market growth --

         HALSEY WISE: Yeah.

         RICHARD CHU: -- and revenue?

         HALSEY WISE: You know, absolutely. Those are -- that's a good question, Richard. Uhm, to be sure, we will be examining, ah, ways to improve both revenue and to manage costs. Uhm, you know, and we, as part of our


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forward-business planning process, we will be evaluating specific ways to, to accomplish both of those.

         Uhm, certainly our, our end markets, the growth prospects of those, we don't anticipate any material change in the, in the growth of our end markets at this time. And so we'll be evaluating both steps to improve the top line through better effectiveness as well as a more prudent management on the operating line.

         RICHARD CHU: Okay. Thanks.

         HALSEY WISE: Sure. Thank you.

         OPERATOR: Thank you. Your next question comes from Robert Kirkpatrick from Cardinal Capital.

         ROBERT KIRKPATRICK: Good morning. Uhm, what is the dollar amount, ah, on the existing repurchase authorization that is left and, ah, does the tender offer change any of that?

         HALSEY WISE: Rob, could you repeat that? It's getting cloudy here.


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         ROBERT KIRKPATRICK: Yes, what was the, ah -- what is the remaining dollar amount on the repurchase plan and does the tender offer change any of that?

         HALSEY WISE: Yes, the remaining amount is 135 million and the tender offer does not change any of that. Although, as I've mentioned, it is suspended during the term of this, ah, Dutch tender.

         ROBERT KIRKPATRICK: Great. Thank you. And, uhm, can you provide us with any update on either the excess real estate or your investment in Bentley?

         HALSEY WISE: I'll ask Larry Laster to comment on that.

         LARRY LASTER: Ah, we've, we've had no progress on any of those. Ah, you know, we're continuing to try to, ah, sell some excess real estate and, ah, we certainly would like to see Bentley, ah, go public or do something so we can monetize our investment there. But to date we have no -- ah, nothing to, to announce on that.



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         ROBERT KIRKPATRICK: Okay. And then, finally, ah, if you could talk about other opportunities for enforcement of your patents now that you have the Texas Instruments settlement behind you. In particular, who are the major infringing, ah, areas of opportunity? Either company specifics, industry specifics in terms of consumer electronics or something like that. If you could offer some cons on that, it would be appreciated.

         HALSEY WISE: I appreciate that, Rob. As you know, that's a, ah, a sensitive subject. Uhm, you know, as you know, we are involved in litigation with Intel as well as the OEMs. And litigation is inherently full of uncertainties as you and all of us well know.

         Uhm, at this point, I really can't comment on whether we'll pursue additional claim, ah, additional claims or infringement issues, but I certainly am not able to rule that out as well.

         ROBERT KIRKPATRICK: Thank you.


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         OPERATOR: And once again, that is star 1 if you have a question.

         And your next question comes from Jan Loeb from Jeffries & Company.

         JAN LOEB: Hi. Good morning.

         HALSEY WISE: Hey, Jan.

         JAN LOEB: Uhm, when the Board was looking at the various alternatives, dividends was one and this modified Dutch tender was another. And it would seem that the dividend is a -- is the most efficient way to return money to shareholders kind of on an even basis and a Dutch tender is a better way if a company believes the future is very bright. And, in this case, specifically because of the lawsuit. Did that play a role in the decision to go to Dutch versus dividends?

         HALSEY WISE: Appreciate your question, Jan. As you know there's a -- this is a -- obviously, it was a key issue for our Board relative to the alternatives available and what the appropriate choices may be to return cash to the shareholders. Uhm, I think a Dutch



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auction is an effective means of returning cash to shareholders that, that is --
also presents what, ah, we believe is important having an elective nature, ah, of that so shareholders can decide for themselves as to whether they may tender. And their -- each shareholder may make his or her own judgment as to the value of the litigation through the benefits of the Dutch tender.

         Uhm, also, it affords those shareholders that decide not to participate that they can increase their relative percentage in the company going forward at no additional costs. And the, uhm, elective feature was particularly important, uhm, given those issues.

         A tender offer rather than the payment of a dividend may provide many of our shareholders with a method to obtain capital gains tax treatment if they desire. And it - - certainly, a tender offer provides shareholders with an opportunity to obtain liquidity with respect to a portion of some



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or all of their positions in an orderly manner that might not cause disruption to the stock price going, going forward.

         Certainly, a dividend was an option that was considered. You know, the pros of a dividend would be that some of the recent tax law changes that have made a dividend a more tax efficient vehicle for some shareholders, and the simplicity of the dividend was also considered and is appealing.

         The cons of a dividend is that the dividend really didn't offer shareholders a choice. Uhm, it, it does result in a dilution of our earnings per share. Certainly it may give rise to withholding tax issues for some shareholders, which our Board considered. And the terms of the Company's option plan raises issues regarding our ability to fairly adjust options to maintain a level playing field for option holders following a special dividend.

         So when we looked at all of the issues



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including a special dividend, accelerated buy-back programs, and others, it was the Board's view, ah, after consulting management and our financial advisor, Goldman, Sachs, that the Dutch auction was an appropriate, ah, way to return capital.

         JAN LOEB: Okay. And, ah, may I speak to the, this current rate of legal spending, is this kind of the rate that we should see going forward for the next three, four quarters?

         LARRY LASTER: Hopefully, Jan -- this is Larry Laster. Hopefully it will be a little bit less, ah, because we -- it was a little bit higher in Q3 than, ah, the ongoing operations should, should, ah, generate in the future. Although, that's subject to, you know, how many counter suits you get, et cetera, et cetera. So I would expect it to be slightly less in Q4.

         JAN LOEB: Okay. And one other thing; and, that is, in the Q3 you say you're going to have a $3.5 million charge for cost reductions. What is the, the return on that? Meaning 3 and a


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half million of cost will save you how much in years '04 and '05?

         LARRY LASTER: Ah, Jan, we haven't done the math on that yet. This was -- we're -- as Halsey said earlier, we're in the very early stages of our 2004 planning process and this was just the, ah -- some initial actions that we're going to take in several of our business units and we haven't finished, ah, all the analyses yet.

         JAN LOEB: Thank you very much.

         LARRY LASTER: Uh-huh (Yes).

         OPERATOR: Thank you. And your next question comes from Morgan Rutman of Harvest Management.

         MORGAN RUTMAN: Hi. A couple questions. First, uhm, the, the 135 that's still left, ah, once the tender is over and then the 10 business days is over, ah, any -- is there -- there's no explicit time limit of how long that will be out there, but can you give us a sense of how you would like to see that used? I mean is that a multi-year, uhm --


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         HALSEY WISE: Expires in 2005.

         MORGAN RUTMAN: Through 2005. And, and if -- we can look historically at the 115 million that was spent over the last, I guess, couple years, is that about the same pace that you would anticipate you might see it, ah, on a go forward basis?

         HALSEY WISE: Uhm, I couldn't speculate on that. Would depend on sort of market conditions and business conditions among others.

         MORGAN RUTMAN: But clearly you think between 26 and 28 is a good place to buy the stock.

         HALSEY WISE: I can't give you any investment advice, unfortunately.

         MORGAN RUTMAN: No, no, no. I'm saying you -- you wouldn't be buying the stock at between 26 and 28 if you didn't think it was a good place to buy the stock.

         HALSEY WISE: I, I just can't comment on that.

         MORGAN RUTMAN: Okay. And can you also give us an update on the OEM litigation time line as, ah, exactly where it is and, and, ah, what they -- what the time line is on the record?



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         HALSEY WISE: Uhm, sure. Uhm, you know, first and foremost, all of our current information is available on our web site. Uhm, that -- we've done a particularly diligent job to make sure that we, ah, provide you all with all the latest information as we have it.

         Uhm, from the, ah, from, from a time line standpoint, you know -- let's see here. From a time line standpoint, as you know, ah, the case has been set for trial on August 2nd, 2004. And the copy of the trial schedule is on our web site as well.

         MORGAN RUTMAN: Okay. Great. Thank you.

         HALSEY WISE: Sure.

         OPERATOR: Thank you. At this time, I show no further questions. I would like to turn the meeting back over to Mr. Wise.

         HALSEY WISE: Again, I want to thank you all for your, your time, uhm, and interest today. I feel, I feel pleased with the progress along the three dimensions that I commented on; from an operational prospective, the steps we've taken from a Corporate Governance


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standpoint, as well as the capitalization efforts.

         We appreciate your continued interest in Intergraph. Thank you.

         OPERATOR: This concludes today's teleconference. Have a great day. You may disconnect at this time.









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